KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements

For the nine months ended September 30, 2024

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited consolidated interim financial report of the Company has been prepared by and is the responsibility of the Company's management.  The Company's independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc. Consolidated Interim Statements of Financial Position at September 30, 2024 and December 31, 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

	September 30,	December 31,
	2024	2023
Assets
Current
Cash (Note 5)	410,416	1,433,838
Accounts receivable (Note 5)	1,124,535	1,065,411
Prepaid expenses	66,887	134,349
Inventory (Note 6)	3,953,178	3,376,005
	5,555,016	6,009,603

Property, plant and equipment (Note 7)	3,526,718	3,155,176
Deposit (Note 8)	67,181	67,181
Intangible assets (Note 8)	471,311	471,311

	9,620,226	9,703,271

Liabilities
Current
Accounts payable and accrued liabilities (Note 5)	2,237,933	933,410
Income tax payable	68,024	10,024
Current portion of lease liability (Note 9)	68,779	16,636
RSU liability (Note 10)	46,750	22,953
	2,421,487	983,023

Long term portion of lease liability (Note 9)	83,973	-
	2,505,459	983,023

Shareholders' Equity
Capital Stock (Note 10)	27,183,439	27,183,439
Reserves	4,820,145	4,820,145
Deficit	(24,888,817)	(23,283,336)
	7,114,767	8,720,248
	$9,620,226	$9,703,271

Approved on behalf of the Board:

"Jesse Crews" (signed)
Jesse Crews, Director

"Paul Cass" (signed")
Paul Cass, Director

See notes to consolidated interim financial statements

Kelso Technologies Inc. Consolidated Interim Statements of Changes in Equity for the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

	Capital Stock
	Number		Obligation to
	of shares	Amount	issue shares	Reserve	Deficit	Total
Balance December 31, 2022	54,320,086	$27,123,039	$-	$4,840,083	($21,181,450)	$10,781,672
Shares issued	-	-	-	-	-	-
Share-based expense	-	-	-	-	-	-
Net loss for the period	-	-	-	-	($1,936,518)	($1,936,518)
Balance, September 30, 2023	54,320,086	$27,123,039	$-	$4,840,083	($23,117,968)	$8,845,154
Balance, December 31, 2023	54,443,422	$27,183,439	$-	$4,820,145	($23,283,336)	$8,720,248
Net loss for the period	-	$0	-	-	($1,605,482)	($1,605,482)
Balance, September 30, 2024	54,443,422	$27,183,439	$-	$4,820,145	($24,888,817)	$7,114,767

See notes to consolidated interim financial statements

Kelso Technologies Inc.
Consolidated Interim Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2024 and December 31, 2023
(Unaudited – Prepared by Management)
(Expressed in US Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Revenues	$2,523,282	3,138,137	8,067,477	7,750,557
Cost of Goods Sold	1,410,082	1,716,889	4,484,680	4,450,187

Gross Profit	1,113,199	1,421,248	3,582,797	3,300,370
	44%	45%	44%	43%
Expenses
Share-based expense (Note 10 (b))	-	61,574	-	61,574
Management fees (Note 11)	195,000	180,000	555,000	540,000
Consulting and filing fees	171,848	138,096	386,810	356,959
Investor relations	-	21,000	42,000	63,000
Accounting and legal	90,709	56,798	517,372	211,008
Office and administration	567,155	527,846	1,953,366	1,807,718
Research	255,140	336,105	760,584	1,109,164
Travel	27,890	37,230	89,279	112,424
Marketing	103,206	98,740	330,043	254,530
Foreign exchange loss (gain)	24,279	6,242	113,027	-45,194
Amortization	37,493	23,791	139,989	71,870
	1,472,721	1,487,423	4,887,470	4,543,054

Income (Loss) before the following	(359,523)	(66,175)	(1,304,673)	(1,242,684)
Sale of Property Plant & Equipment	(2,277)	(23,048)	(2,277)	(23,048)
Write-off of inventory	-	-	(61,608)	(100,528)
Termination settlement	-	-	-	(465,360)

Net Income (Loss) before taxes	(361,800)	(89,223)	(1,368,558)	(1,831,620)
Income tax recovery (expense)	-	(13,500)	(236,923)	(104,898)
Net Income (Loss) and Comprehensive Income (Loss) for the Period	(361,800)	(102,723)	(1,605,482)	(1,936,518)

Basic and Diluted Earnings (Loss) Per Share	(0.01)	-	(0.03)	(0.04)

Weighted Average Number of Common Shares Outstanding
Basic	54,443,422	54,320,086	54,443,422	54,320,086
Diluted	54,443,422	54,320,086	54,443,422	54,320,086

See notes to consolidated interim financial statements

Kelso Technologies Inc. Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

	September 30,	September 30,
	2024	2023

Operating Activities
Net income (loss)	(1,605,481)	(1,936,518)
Items not involving cash
Amortization of equipment and patent	609,519	829,514
Share-based expense		61,574
Unrealized foreign exchange	113,027	(45,194)
Loss (Gain) on sale of assets	2,277	23,048
Write-off of inventory	61,608	100,528
	(819,050)	(967,048)
Changes in non-cash working capital
Accounts receivable	(59,124)	312,742
Prepaid expenses and deposit	67,462	(54,111)
Inventory	(638,782)	430,237
Accounts payable and accrued liabilities	1,328,320	(109,989)
Income tax payable	58,000	(8,102)
	755,876	570,777
Cash Used in Operating Activities	(63,172)	(396,272)
Investing Activities
Acquisition of property, plant and equipment	(783,385)	(383,788)
Cash used in Investing Activities	(846,558)	(383,788)

Financing Activities
Issuance of common shares	-	-
Lease liability payments	(63,838)	(112,421)
Cash Used in Financing Activities	(63,838)	(112,421)
Foreign exchange effect on cash	(113,027)	45,194

Inflow (Outflow) of Cash	(1,023,422)	(847,287)
Cash, Beginning of Period	1,433,838	2,712,446
Cash, End of Period	$410,416	$1,865,160

Supplemental Cash Flow Information (Note 12)

See notes to consolidated interim financial statements

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars.  In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications.  The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS", and used to trade on the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company delisted from the NYSE on March 26, 2024. The Company's head office is located at 305-1979 Old Okanagan Hwy, West Kelowna, British Columbia, V4T 3A4.

2. BASIS OF PREPARATION

(a) Statement of compliance:

These unaudited consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34 Interim Financial Reporting.  The condensed unaudited interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS as issued by the IASB.

These consolidated interim financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values.  These consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Basis of presentation and consolidation:

The consolidated interim financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc., KIQ X Industries Inc. and KXI Wildertec Industries Inc. which are all Nevada, USA corporations except KIQ X Industries Inc., and KXI Wildertec Industries Inc., which were incorporated in British Columbia.  Intercompany transactions and balances have been eliminated on consolidation.  Subsidiaries are consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency:

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty:

The preparation of consolidated interim financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated interim financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes:

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii) Functional currency:

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures:

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

(iv) Treatment of restricted share units:

The initial treatment of restricted share units ("RSUs") requires management to apply judgment in assessing the terms and conditions of the grant to determine whether RSUs will be equity-settled or cash-settled.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(i) Impairment of long-lived assets:

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and those not in use are tested for impairment annually. When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.  Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets:

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty (continued)

(iii) Inventories:

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(iv) Share-based expense:

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income loss and credited to reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted for share-based payments made to employees or others providing similar services. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires making assumptions to determine the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option or warrant, volatility, expected forfeiture rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's share-based awards. Warrant liabilities are accounted for as derivative liabilities as they are exercisable in Canadian dollars (note 10).

Restricted and deferred share units are measured using the fair value of the shares on the grant date (Note 11).

(v) Allowance for credit losses:

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis.  Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued)

Estimation uncertainty (continued)

(vi) Lease liability:

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms, and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

(e) Approval of the consolidated interim financial statements:

The consolidated interim financial statements of the Company for the nine months ended September 30, 2024 were approved and authorized for issue by the Board of Directors on October 16, 2024.

(f) New accounting standards issued but not yet effective:

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

3. MATERIAL ACCOUNTING POLICIES

The following is a summary of significant accounting policies:

(a) Inventory:

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers.  All inventories are recorded at the lower of cost on a weighted average basis and net realizable value.  The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization.  A regular review is undertaken to determine the extent of any provision for obsolescence.  When a circumstance that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.  The amount of the reversal is limited to the amount of the original write-down.

(b) Intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(b) Intangible assets (continued)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents	- 5 years
Rights	- 2 years
Intellectual Property	- 7 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any.  Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition

Revenues from the sale of pressure relief valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied.  The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system, and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(e) Impairment of long-lived assets:

The Company's tangible and intangible assets with definite useful lives are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. Intangible assets not yet available for use or those with indefinite useful lives are tested annually for impairment. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes:

(i) Current and deferred income taxes:

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(f) Income taxes (continued)

(ii) Texas margin tax:

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive loss.

(g) Foreign currency translation:

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(h) Earnings per share:

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense:

The Company has a stock option plan, restricted share unit plan, and deferred share unit plan, which are described in note 11. The Company grants equity-settled share-based awards to directors, officers and employees, and consultants. Share-based expense to employees is measured at the fair value of the equity instruments at the grant date. The fair value of share options is measured using the Black-Scholes option pricing model. Restricted and deferred share units are measured using the fair value of the shares on the grant date.  The share-based expense to employees is recognized over the vesting period using the graded vesting method.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(i) Share-based expense (continued)

Fair value of share-based expenses for non-employees is recognized and measured at the date the good or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instrument issued.

For both employees and non-employees, the fair value of equity-settled share-based expense is recognized on the consolidated statements of operations and comprehensive loss, with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of awards expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock. When restricted share units ("RSUs") are settled in shares, the recorded fair value is transferred from reserves to capital stock.

For both employees and non-employees, the fair value of cash-settled RSUs is recognized as share-based expense, with a corresponding increase in RSU liability over the vesting period. The amount recognized as an expense is based on the estimate of the number of RSUs expected to vest. Cash-settled RSUs are measured at their fair value at each reporting period on a mark-to-market basis. Upon vesting of the cash settled RSUs, the RSU liability is reduced by the cash payout.

After the initial grant of RSUs, the Company may determine that equity-settled awards should be treated as cash-settled going forward. In this instance, the change is accounted for as a modification of the original awards. On the date of modification, a liability is recognized based on the fair value of the vested awards to date. A corresponding reduction in reserves is recognized only to the extent of the fair value of the original awards. Any incremental fair value of the cash-settled award over the equity-settled award on modification date is recognized immediately in share-based expense.

(j) Capital stock:

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(j) Capital stock (continued)

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using a option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to capital stock. The proceeds generated from the payment of the exercise price are also allocated to equity.

(k) Financial instruments:

(i) Financial assets:

Initial recognition and measurement

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.  On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss.  A financial asset is measured at amortized cost if it meets the conditions that:  i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss. The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance. The Company classifies accounts receivable, prepaid expenses and deposits as measured at amortized cost.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued)

(i) Financial assets (continued)

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• the contractual rights to receive cash flows from the asset have expired; or

• the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies accounts payable and accrued liabilities, income tax payable and lease liabilities as measured at amortized cost.

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies derivative warrant liability and RSU liability as measured at FVTPL.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(iii) Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(l) Leases (continued)

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated interim statements of financial position.

(m) Research and development:

The Company incurs costs on activities that relate to research and development of new products.  Research and development costs are expensed, except in cases where development costs meet certain identifiable criteria for deferral, including technical and economic feasibility.  Development costs are capitalized only if the expenditures can be reassured reliably, the product or process is technically and commercial feasible, future economic benefits are probable, and the Company intends to, and has sufficient resources to, complete development and to use or sell the asset.  Deferred development costs are amortized over the life of related commercial production, or in the case of serviceable property and equipment, are included in the appropriate property group and are depreciated over the estimated useful life.  As at September 30, 2024, the Company has capitalized $471,311 (2023 - $471,311) of research and development costs as part of intellectual property.

(n) Provisions and contingent liabilities:

Provisions for losses arising from claims, litigation and other sources are recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reasonably estimated. Provisions are adjusted as additional information becomes available or circumstances change. Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  Management reviews the capital structure on a regular basis to ensure the above objectives are met.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, prepaid expenses, deposits, and accounts payable and accrued liabilities and income tax payable, as their carrying values approximate their fair values due to their short-term nature. The RSU liability is classified as level 1 as its value is based on the market price of the Company's common shares. The  lease liability is classified as level 3.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $410,416 (2023 - $1,433,838).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.  The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $990,811 (2023 - $972,680).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $281,406 (2023 - $435,733), Customer B is $113,867 (2023 - $14,516), Customer C is $113,958 (2023 - $231,890) and Customer D is $73,381 (2023 - $45,635) (Note 13).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the Customers' accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. The Company's aging of Customer accounts receivable, excluding goods and services tax receivable, at September 30, 2024 and December 31, 2023 is as follows:

	September 30,	December 31,
	2024	2023
Current	$719,059	$748,493
1 - 60 days	225,542	211,896
61 days and over	49,210	12,291
	$990,811	$972,680

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

(b) Liquidity risk (continued)

At September 30, 2024, the Company has $410,416 (2023 - $1,865,160) of cash to settle current liabilities of $2,459,909 (2023 - $1,131,296) consisting of the following: accounts payable and accrued liabilities of $2,276,355 (2023 - $1,074,476), income tax payable of $68,024 (2023 - $22,524) the current portion of lease liability of $68,779 (2023 - $34,296) and RSU liability of $46,750 (2023 - $nil). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $152,752 (2023 - $16,636 due within one to three years). (Note 9).

(c) Market risk:

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

As at September 30, 2024 and December 31, 2023, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	September 30,	December 31,
	2024	2023
Cash	$13,039	$50,792
Accounts receivable	91,235	92,731
Accounts payable and accrued liabilities	(534,270)	(128,670)
	$(429,996)	$14,853

Based on the above, assuming all other variables remain constant, a 2% (2023 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $8,600 (2023 - $297) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

6. INVENTORY

	September 30,	December 31,
	2024	2023
Finished goods	$103,192	$100,613
Raw materials and supplies	3,849,986	3,275,392
	$3,953,178	$3,376,005

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	Improvements	Equipment	Prototypes	ROU Asset	Total
Balance, December 31, 2022	$12,558	$2,963,983	$43,715	$1,032,070	$3,338,889	$316,470	$7,707,685
Additions	-	-	-	-	665,496	-	665,496
Disposals	-	-	-	-	(79,010)	-	(79,010)
Balance, December 31, 2023	$12,558	$2,963,983	$43,715	$1,032,070	$3,925,375	$316,470	$8,294,171
Additions	-	-	-	69,245	833,409	199,954	1,102,608
Disposals				(122,924)			(122,924)
Balance, September 30, 2024	$12,558	$2,963,983	$43,715	$978,391	$4,758,784	$516,424	$9,273,855
Accumulated Amortization
Balance, December 31, 2022	-	$883,171	$43,715	$771,589	$2,498,589	$233,359	$4,430,423
Amortization	-	81,992	-	48,317	590,784	66,489	787,582
Disposals	-	-	-	-	(79,010)	-	(79,010)
Balance, December 31, 2023	-	$965,163	$43,715	$819,906	$3,010,363	$299,848	$5,138,995
Additions	-	59,071	-	57,392	472,792	90,972	680,227
Disposals				(72,085)			(72,085)
Balance, September 30, 2024	-	$1,024,234	$43,715	$805,213	$3,483,155	$390,820	$5,747,137
Carrying Value
December 31, 2023	$12,558	$1,998,820	-	$212,164	$915,012	$16,622	$3,155,176
September 30, 2024	$12,558	$1,939,749	-	$173,178	$1,275,629	$125,605	$3,526,718

Included in cost of goods sold is $70,988 (2023 - $89,001) of amortization related to property, plant and equipment.

Included in amortization expense is $139,989 (2023 - $71,870) of amortization related to property, plant and equipment.

Included in research expense is $470,627 (2023 - $445,762) of amortization related to property, plant and equipment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

8. INTANGIBLE ASSETS

			Intellectual
Cost	Patent	Rights	Property	Total
Balance, December 31, 2022	$40,840	$672,959	$471,311	$1,185,110
Additions	-	-	-	-
Balance, December 31, 2023 and September 30, 2024	$40,840	$672,959	$471,311	$1,185,110
Accumulated Amortization
Balance, December 31, 2022	$40,840	$672,959	$-	$713,799
Amortization	-	-	-	-
Balance, December 31, 2023 and September 30, 2024	$40,840	$672,959	$-	$713,799
Carrying Value
December 31, 2023	$-	$-	$471,311	$471,311
September 30, 2024	$-	$-	$471,311	$471,311

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. The Agreement consists of total payments of $663,419 ($810,000 CAD).  Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purpose of manufacturing and selling the related products.  The royalty payment for the license will be $27,000 CAD per year for a period of 10 years (the "License Fee") with the first year fee waived and the second year discounted 50%.  If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived.  The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $50,000.

At September 30, 2024, the Company had a deposit of $67,181 (2023 - $67,181) to be applied over the term of the Agreement.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

9. LEASE LIABILITY

The Company has lease agreements for its warehouse space in West Kelowna, British Columbia.

The continuity of the lease liability for the period ended September 30, 2024 and December 31, 2023 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability, December 31, 2022	$81,810	$64,907	$146,717
Lease payments	(67,794)	(65,845)	(133,639)
Lease interest	2,620	938	3,558
Lease liability, December 31, 2023	$16,636	$-	$16,636
Additions	423,046	-	423,046
Lease payments	(63,838)	-	(63,838)
Lease renegotiation	(223,092)		(223,092)
Lease liability, September 30, 2024	$152,752	$-	$152,752
Current portion	$68,779		$68,779
Long-term portion	83,973		83,973
	$152,752		$152,752

During the year ended December 31, 2023, the Company paid a total of $61,421 to buy out its remaining vehicle leases, which is included in the lease payments above. The difference between the lease liability and the buy out price was $196, which is included in lease interest above.

During the nine months ended September 30, 2024, the Company entered into a new lease, commencing February 1, 2024, for a period of three years. The new lease was for a facility that is 9,035 square feet.  Subsequently, the lease was renegotiated for a smaller space with a significant monthly savings beginning in the 4th quarter.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

10. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares.  No preferred shares have been issued.

Unlimited common shares without par value.

a) Common shares:

There were no share issuances during the nine months ended September 30, 2024.

During the year ended December 31, 2023, the Company issued 123,336 common shares valued at $60,400. These shares were issued pursuant to RSU agreements.

There were no share issuances during the year ended December 31, 2022.

(b) Stock options:

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors.  Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,			Forfeited/	September 30,
Price	Date	2023	Granted	Exercised	Expired	2024
$0.78(USD)	August 19, 2024	700,000	-	-	(700,000)	-
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		1,660,000	-	-	-	960,000
Total exercisable		1,660,000	-	-	-	960,000

Exercise	Expiry	December 31,			Forfeited/	December 31,
Price	Date	2022	Granted	Exercised	Expired	2023
$0.57(USD)	April 17, 2023	200,000	-	-	(200,000)	-
$0.50(USD)	August 20, 2023	700,000	-	-	(700,000)	-
$1.45(USD)	May 17, 2024	10,000	-	-	(10,000)	-
$0.78(USD)	August 19, 2024	700,000	-	-	-	700,000
$0.82(USD)	November 8, 2024	10,000	-	-	-	10,000
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		2,570,000	-	-	(910,000)	1,660,000
Total exercisable		2,570,000	-	-	(910,000)	1,660,000

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options (continued)

A summary of the Company's stock options as at September 30, 2024 and December 31, 2023, and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2022	2,570,000	$0.68
Expired	(910,000)	$0.53
Outstanding and exercisable, December 31, 2023	1,660,000	$0.76
Expired	(700,000)	$0.78
Outstanding and exercisable, September 30, 2024	960,000	$0.75

The weighted average contractual life for the remaining options at September 30, 2024 is .87 years (2023 - 1.15) years.

Share-based expense

Share-based expense of $Nil (2023 - $Nil) was recognized in the period ended September 30, 2024 for stock options.

(c) Restricted share units:

On April 28, 2021, the Company implemented a Restricted Share Unit Plan, (the "RSU Plan").  Pursuant to the RSU Plan, the Company will grant RSUs to directors, officers, employees, and consultants for services as approved from time to time by the Board.  The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements. The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors.

A summary of the Company's RSUs as at September 30, 2024 and December 31, 2023, and changes for the periods then ended are as follows:

Outstanding, December 31, 2022	645,000
Settled	(123,336)
Repurchased	(130,850)
Granted	525,000
Outstanding, December 31, 2023 and September 30, 2024	915,814

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(c) Restricted share units (continued)

During the year ended December 31, 2023, the Company approved a policy whereby RSUs granted to US residents would be settled in cash. Following this amendment, the RSUs previously granted to US residents were determined to be modified from equity-settled to cash-settled. On the date of modification, a liability was recognized for the vested portion of the previously granted RSUs of $22,955 with a corresponding reduction in reserves. At December 31, 2023, the liability was revalued based on the fair market value of the Company's common shares, resulting in a gain which was included in share-based expense.

During the year ended December 31, 2023, the Company granted 525,000 (2022 - 410,000; 2021 - 355,000) RSUs with an estimated fair value of $61,574 (2022 - $123,000), based on the fair market value of one common share on the date of issuance. The fair value will be recognized as an expense using the graded vesting method over the vesting period, with 33% vesting one year after grant and 33% every year thereafter. Upon vesting, the equity-settled RSUs may be repurchased in cash at the discretion of the Company, with the cash payment based on the closing share price of the RSUs on the date of vesting.

During the year ended December 31, 2023, the Company repurchased 130,850 (2022 - 117,500) equity-settled RSUs with a fair value of $66,073 (2022 - $81,075), through a cash payment of $25,288 (2022 - $35,269; 2021 - $Nil), based on an average share price of $0.19 (2022 - $0.30) on vesting date, and recorded a gain on repurchase of RSUs of $40,785 (2022 - $45,806).

For the nine months ending September 30, 2024 the RSU liability was increased to $46,750 to recognize the vested portion of previously granted and outstanding RSUs. This represents 311,665 RSUs valued at $0.15.

(d) Deferred share units

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan").  Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board.  The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements.

At September 30, 2024 and 2023, no DSUs have been granted to non-employee directors.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below.  The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	September 30,	September 30,
	2024	2023
Management compensation	$555,000	$540,000
Directors' fees	38,750	114,250
	$593,750	$654,250

During the six months ended June 30, 2024, the Company paid consulting fees of $30,000 (2023 - $30,000) to a consulting company owned by the spouse of the previous Chief Executive Officer. The consulting agreement has been terminated and there were no payments made during the third quarter of 2024.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	September 30,	September 30,
	2024	2023
Interest paid	$10,761	$25,707

13. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	September 30,	September 30,
	2024	2023
Customer A	$2,864,318	$3,820,416
Customer B	$1,218,133	$151,337
Customer C	$975,434	$984,109
Customer D	$961,079	$1,013,613
Customer E	$872,512	$347,082

The customers are major US corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

14. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the nine months ended September 30, 2024 amounted to $2,174,135 (2023 - $2,039,305).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2024 and 2023 (Unaudited – Prepared by Management) (Expressed in US Dollars)

15. SEGMENTED INFORMATION

The Company operates in two business segments with operations and long-term assets in the United States and Canada. The two business segments include the design, production and distribution of various proprietary products for the rail sector and the development of the KXI HD control system for no road vehicles. At September 30, 2024, long-term assets of $1,456,364 (2023 - $1,505,209) relates to the heavy-duty suspension control system located in Canada and $2,070,354 (2023 - $2,187,082) relates to the rail sector located in the United States. There has been no revenue related to the heavy-duty suspension control system to September 30, 2024 from the inception of the project.

16. SUBSEQUENT EVENT

Subsequent to September 30, 2024,

1) At the beginning of Q4-2024, Kelso's US subsidiary secured a line of credit amounting to $500,000 from Texas Capital Bank. This credit line is designated primarily for, but not limited to, supporting Kelso's US operations.